EXHIBIT 12.1

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
RATIO OF EARNINGS TO FIXED CHARGES
( $ IN THOUSANDS )

	Year Ended December 31,
	2006	2005(1)	2004	2003	2002
Earnings / Income (Losses) before Income Taxes (Benefits)	$447,829	$(160,220)	$194,993	$295,255	$110,499
Fixed Charges:
Interest Expense on Senior notes/Bank Loan	16,149	15,615
Interest Expense on Senior notes	16,417
One third of payments under operating lease	2,058	—	—	—	—

Total Fixed Charges	34,624	15,615	—	—	—
Earnings plus Fixed Charges	482,453	(144,605)	194,993	295,255	130,499
RATIO OF EARNINGS TO FIXED CHARGES	13.9	(9.3)	*	*	*

*	Our bank loan was funded on March 30, 2005. Prior to this date, we did not have any fixed charges, and accordingly, no ratios can be calculated for the years ended December 31, 2002 through December 31, 2004.

(1)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $175.3 million.